October 17, 2011

Rufus Decker
Accounting Branch Chief
Securities & Exchange Commission

Re: Fresh Start Private Management Inc.

Form 10-K for the year-end December 31, 2010

General

1.	We have in our response shown what our revisions will look like and will incorporate these additional disclosures in our future filings.

2.	Note 1- Description of Business, pages F6

The Company felt that entering a definitive agreement was material and should be disclosed on Form 8-K tem 1.01. The November 22, 2010 agreement represented an agreement to merge with Fresh Start Private Inc. as a business combination.

3.	Note 3 – Intangible Assets, page F-8
For both your Naltrexone Implant license and your Fresh Start Private license, please tell us and revise your disclosure to address the following:

Describe how you determined the fair value of your common stock as of October 28, 2010 and November 22, 2010;

On October 25, 2010 the Company’s stock closed at $.070, the company valued its restricted stock at the time at market value as required. The Company’s stock closed at $0.77 on November 22, 2010 and the same reasoning as above was applied.

Explain you determined the fair value of the Naltrexone Implant license as of October 28, 2010 and the Fresh Start Private license as of November 22, 2010:

The value of the Naltrexone exclusive license was negotiated arbitrarily by management, the Company’s board felt that the price paid in restricted stock was reasonable and required to keep exclusivity to the products use being key element in the Company’s treatment of Alcoholism.

Clarify of these licenses were purchased from related parties or unrelated third parties;

The purchase of the Naltrexone license was an unrelated transaction; the purchase of Fresh Start Private Inc. was a related transaction.

If these licenses were purchased from related parties, please describe the procedures you undertook to ensure that the price paid for each of these licenses was the same price that would have been paid by unrelated third parties;

The Company’s Board of Directors made the business decision to Purchase Fresh Start Private Inc.  it was a related transaction as Dr. Jorge Andrade and Mr. Neil Muller had recently been appointed to the board of directors. Dr Andrade and Mr. Muller abstained from voting at the board meeting to purchase Fresh Start Private Inc. It was a business decision made by the Company’s Board of Directors.

Explain why the 5,672,250 shares for the naltrexone implant have not been issued as of either December 31, 2010 or June 30, 2011; and

The Company even though it is obligated to issue the shares due to their restrictive nature and the fact that rule 144 was not applicable it saw no immediate need to issue and the licensor was in no immediate need to receive.  It is the Company’s intention to issue the shares this quarter.

Clarify why the 5,672,250 shares to be issued in connection with the Naltrexone Implant have been reflected in your Statement of Stockholders Equity (Deficit) as “common stock subscribed” as of December 31, 2010 while the 16,000,000 shares to be issued in connection with the Fresh Start Private license have not.

The Company felt that the agreement for the naltrexone Implant is signed sealed and delivered while the as the date of December 31, 2010 the agreement with Fresh Start Private had not been consummated yet, and until the agreement was competed and a super 8-k filed the Company felt it did not have an obligation to issue shares.

Form 10-Q for the Period Ended June 30, 2011

4.
Throughout your From 10-Q, you appear to use the abbreviation FSP to refer to both Fresh Start Private management Inc. ( a publicly listed entity based in Elk, Washington) and fresh Start private Inc. (a private entity that operated a medical clinic in Orange County, California). For example in your MD7A on page 5, you refer to the fact that your MD&A should be read in conjunction with information contained in the financial statements of FSP when it appears you intended to refer to the financial statements of FSPM. Similarly, you indicate on page 5 that FSP is a start-up, development stage company incorporated in the State of Nevada on January 28, 2008. However, it appears this description was intended to refer to describe FSPM instead. Please revise to clearly differentiate between the two companies.

We have amended our form 10-Q for the period Ended June 30, 2011 to clearly differentiate between FSP and FSPM.

First paragraph of the MD&A on Page 5: “The following discussion should be read in conjunction with the information contained in the financial statements of Fresh Start Private Management (“FSPM”) and the notes which form an integral part of the financial statements which are attached hereto.”

Third paragraph of the MD&A on Page 5: “FSPM is a start-up, development stage company, incorporated in the State of Nevada on January 28, 2008 and with a fiscal year end of December 31.”

Last Sentence of the seventh paragraph of the MD&A on Page 5: Finalization of the intellectual property license and asset purchase agreement is subject to due diligence by FSPM board members along with audited financial statements from FSP.  FSP currently operates a clinic in Orange County California.

In addition and to provide further clarity to our disclosure, we have modified the third and fourth paragraphs of the Plan of Operation as follows:

“FSPM has a new product using an FDA approved drug Naltrexone in the treatment of alcoholism. The Company's research has indicated that demand for its services are high, and that growth in highly marketed segments of the population may be achieved through additional clinic sites.

FSPM's goal is to meet its growth targets through licensing opportunities by promoting its product and services to existing medical clinics and treatment centers that will be will be charged a franchise fee and a percentage of sales.”

Dr. Jorge Andrade
Chief Executive Officer
Fresh Start Private Management Inc.